February 28, 2018

Crowe Horwath LLP
1395 Brickell Avenue
Suite 150
Miami, FL 33131-3311

Ladies and Gentlemen:

We are providing this letter in connection with your audit of the financial statements of Venecredit Securities, Inc. (the Company) as of December 31, 2017 and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America and whether the supplemental information is presented fairly in relation to the basic financial statements. We are also providing this letter in connection with your review of our assertions made in our Exemption Report pursuant to Rule 17a-5(d) as of December 31, 2017 and for the year then ended.

Some representations in this letter are specifically limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your audit:

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated July 26, 2017, for the preparation and fair presentation of the financial statements of financial condition, operations, changes in stockholders' equity, and cash flows in accordance with accounting principles generally accepted in the United States of America.

2. We are responsible for maintaining internal control that will, among other things, help assure the preparation of the financial statements that are free from material misstatement in conformity with accounting principles generally accepted in the United States of America. We acknowledge our responsibility for the design, implementation and maintenance of internal control to prevent and detect fraud.

3. We have made available to you:

   a. All financial records, documentation and other information that is relevant to the preparation and fair presentation of the financial statements, as well as the related supplemental information.

   b. All names of related parties and all relationships and transactions with related parties.

   c. All additional information that you have requested from us for the purpose of the audit.

d. Unrestricted access to persons within the Company from whom you determined it necessary to obtain audit evidence.

e. All minutes of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

f. All regulatory examination reports and correspondence to and from regulatory agencies, including communications concerning compliance with laws and regulations or supervisory actions, if any.

4. We have no plans or intentions that might materially affect the carrying value or classification of assets and liabilities.

5. We have identified all accounting estimates that materially affect recorded amounts and disclosures in the financial statements, and the key factors and significant assumptions underlying those estimates including:

a. Classification and valuation of investments.

b. Valuation of long lived assets and deferred tax assets.

c. Disclosure of fair value of financial instruments.

d. Recognition and measurement of tax positions,

We believe the estimates are reasonable in the circumstances.

6. Except as disclosed in the financial statements, or directly to you, there are or have been no material:

a. Related party relationships and/or transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees.

b. Equity repurchase options or agreements or equity reserved for options, warrants, conversions or other requirements, or oral or written agreements to repurchase assets previously sold.

c. Arrangements, either written or oral, with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.

d. Oral or written guarantees or warranties

e. Repurchase or reverse repurchase transactions related to securities.

f. Financial instruments with "off-balance-sheet" risk and financial instruments, including receivables, with concentrations of credit risk including disclosure of:

i. The extent, nature, and terms of financial instruments with off-balance-sheet risk.

ii. The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.

    iii.   Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

g.   Asserted or unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450, *Contingencies*.

h.   Risks associated with concentrations, based on information known to management, that meet all of the following criteria:

    i.   The concentration exists at the date of the financial statements.

    ii.   The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    iii.   It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

i.   Significant accounting estimates that are susceptible to changing materially as a result of an event or change in conditions that is reasonably possible of occurrence within one year from the date of the financial statements.

j.   Liens, encumbrances or other title impairments, such as pledges as collateral, on Company assets at the date of the financial statements.

k.   Restrictions under borrowing agreements.

l.   Significant events that have occurred subsequent to the date of the financial statements through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

m.   Expenditures deferred to future periods that are not recoverable.

n.   Sales of items with recourse provisions.

o.   Commitments to originate purchase or sell loans or securities, or other financial instruments with off-balance sheet risk.

p.   Derivative financial instruments such as futures, forwards, swaps or options, or other financial instruments.

7.   We have provided sufficient support for any assertion that a transaction with a related party was conducted on terms equivalent to those prevailing in an arm's-length transaction,

8.   Except as disclosed to you, we have no knowledge of any fraud or suspected fraud affecting the Company involving:

a.   Management, whether material or not.

b.   Employees who have significant roles in internal control, whether material or not.

c.   Others where the fraud could have a material effect on the financial statements.

9. Except as disclosed to you, we have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements received in communications from employees, former employees, analysts, regulators, short sellers or others.

10. Except as disclosed to you, there have been no:

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450, *Contingencies*.

    c. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450, *Contingencies*.

    d. Communications from regulatory agencies concerning noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing the financial statements.

    e. Unrecorded transactions or side agreements or other arrangements (either written or oral).

11. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we have not consulted with internal or external legal counsel concerning any litigation or claims.

12. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion an adequate reserve has been established to cover any losses that may be incurred upon collection.

14. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

15. We are responsible for the fair presentation of the supplemental information and (if applicable) the form and content of that supplemental information, in accordance with Rule 17a-5 of the Securities Exchange Act of 1934 and believe the supplemental information, including its form and content, is fairly stated and presented in all material respects. The methods of measurement or presentation have not changed from those used in the prior period. We are responsible for all significant assumptions or interpretations underlying the measurement or presentation of the supplemental information included. Such assumptions or interpretations have been identified and disclosed to you and we believe such assumptions or interpretations are appropriate.

16. We understand that during the course of your audit, you have relied on work performed by the following specialists. We confirm that we have no relationships with those specialists that may bear on their objectivity, such as the ability through employment, ownership, contractual right, family relationship or otherwise to directly or indirectly control or significantly influence the specialist.

    - Pershing, LLC
    - Bloomberg

17. During the course of your audit, we have provided to you physical or electronic copies of various original documents. We understand that you are relying on such copies as audit evidence in your audit and represent that copies provided are an accurate and completed representation of the original documentation and that the copies have not been modified from their original version.

18. Significant deficiencies and material weaknesses, if any, noted by management related to internal controls over financial reporting, net capital calculation and custody of customer assets have been disclosed to the auditor.

19. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto.

    It is understood that the term *securities and investments not readily marketable* includes but is not limited to the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

20. The methods and significant assumptions used to determine fair values of financial instruments, including derivative product transactions, are as follows:

    a. The fair values of trading securities outstanding as of December 31, 2017 were determined by obtaining quoted prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

21. In addition, the Company at December 31, 2017, had:

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy=ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

22. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under 17 CFR 240.15c3-1 (the Net Capital Rule).

23. In accordance with FASB ASC 820, *Fair Value Measurement*, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

24. The Company has assessed the impact of FASB ASC 740, *Income Taxes*, and has determined that no material liability is required to be recorded. Appropriate disclosure of the income tax status of the Company has been included in the notes to the financial statements.

25. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

26. With regards to the identified exemption provisions from Rule 15c3-3 claimed by the Company as of and during the year ended December 31, 2017:

    a. We have claimed exemptive provision 15c3-3k-2(ii) for the entire year ended December 31, 2017 and through the date of this letter, which agrees with the assertions we have made in our Exemption Report.

    b. We are responsible for compliance with the identified exemption provisions throughout the fiscal year.

    c. We are responsible for the assertions that:

        i. We have made available to you all records and other information relevant to our assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of your review report.

        ii. Subsequent to the period addressed in our assertions and through the date of this letter, there have been no known events or other factors that might significantly affect our compliance with the identified exemption provisions.

27. Net capital computations, prepared by the Company during the period from January 1, 2017, through the date of this letter, indicated that the Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times using the period. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulations.

28. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial

statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All intra-company accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

29. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2017, as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

30. We have no past due share of the PCAOB's accounting support fee that is outstanding.

31. We have made all assessment payments to the Securities Investor Protection Corporation (SIPC) as required for the year-ended [insert date]. The SIPC assessment payments reported by the Company on Form SIPC-7 are in compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2017.

Alvaro Frias
CEO / Managing Director



George F. Valle
CCO / FINOP